Filed Pursuant to Rule 433

Dated August 19, 2019

Registration Statement No. 333-224701

Relating to

Preliminary Prospectus Supplement Dated August 19, 2019 to

Prospectus dated May 7, 2018

Federal Realty Investment Trust

3.20% Notes due 2029

Term Sheet dated August 19, 2019

Issuer:	Federal Realty Investment Trust

Security:	3.20% Notes due 2029 (the “Notes”)

Expected Ratings*:	A3 / A-
(Moody’s / S&P)

Aggregate Principal Amount:	$100,000,000 (the Notes will be part of the same series of notes as the $300,000,000 aggregate principal amount of Federal Realty Investment Trust’s 3.20% Notes due 2029, which were originally issued on June 7, 2019)

Trade Date:	August 19, 2019

Settlement Date:	August 21, 2019 (T+2)

Maturity Date:	June 15, 2029

Interest Payment Dates:	June 15 and December 15, beginning on December 15, 2019

Benchmark Treasury:	1.625% due August 15, 2029

Benchmark Treasury Price/Yield:	100-09 / 1.594%

Spread to Benchmark Treasury:	+115 basis points

Re-Offer Yield:	2.744%

Coupon (Interest Rate):	3.20% per year (interest on the Notes will accrue from June 7, 2019)

Price to Public:	103.813% of the principal amount, plus accrued interest of $657,777.78 from, and including, June 7, 2019 to, but excluding, the settlement date

Redemption Provision:	At any time before March 15, 2029, make-whole call based on U.S. Treasury plus 20 basis points (0.20%); if redeemed on or after March 15, 2029, at 100% of the principal amount of the notes being redeemed, in each case plus accrued and unpaid interest thereon to, but excluding, the redemption date

CUSIP/ISIN:	313747 AZ0 / US313747AZ04

Joint Book-Running Managers:	BofA Securities, Inc. Jefferies LLC Wells Fargo Securities, LLC

Co-Managers:

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) BofA Securities, Inc. toll-free at 1-800-294-1322, (ii) Jefferies LLC toll free at 1-877-877-0696 or (iii) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.